

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



02068253

No Act
P.E. 12-05-02
1-00768

December 24, 2002

Sean X. McKessy
Securities Counsel
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Act 1934
Section
Rule 14A-8
Public Availability 12/24/2002

RE: Caterpillar Inc.
Incoming letter dated December 5, 2002

Dear Mr. McKessy:

This is in response to your letter dated December 5, 2002 concerning the shareholder proposal submitted to Caterpillar by the International Brotherhood of Electrical Workers Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers
Pension Benefit Fund
1125 Fifteenth St. NW
Washington, DC 20005



RECEIVED

2002 DEC -6 PM 5:25

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Caterpillar Inc.

100 NE Adams Street
Peoria, Illinois 61629 -7310

December 5, 2002

<u>**Via Federal Express**</u>
Securities & Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of International Brotherhood Of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

Caterpillar Inc. has received the attached shareholder proposal ("Proposal") from the International Brotherhood of Electrical Workers' Pension Fund ("Proponent") regarding expensing of stock options for inclusion in our upcoming proxy materials. For the reasons discussed below, we believe that the proposal is excludable under Rule 14a-8(i)(7), which permits the exclusion of stockholder proposals that address matters relating to a company's ordinary business operations, as well under Rule 14a-8(i)(10), which provides that a proposal may be omitted "if the company has already substantially implemented the proposal." We request your concurrence that the Division will not recommend enforcement action if we exclude the proposal from our proxy materials. We understand that an appeal with respect to whether stock option expensing proposals are excludable under Rule 14a-8(i)(7) is currently pending before the Commission and as a result the Division may not be able to take a position in connection with that matter in our request. However, we wanted to provide timely notification to the Division and the proponent as to the reasons we believe the proposal may be excluded.

I. The Proposal and Supporting Statement address matters that relate to ordinary business operations and, therefore, may be excluded under Rule 14a-8(i)(7).

The Proposal may be omitted pursuant to Rule 14a-8(i)(7), which permits the exclusion of stockholder proposals that address matters relating to a company's "ordinary business operations." In several recent letters, the Staff concurred that proposals that would require the company to record the annual cost of stock options on the company's income statement could be omitted pursuant to Rule 14a-8(i)(7), specifically noting that it related to "choice of accounting methods." <u>See</u> *Zale Corporation (Sept. 4, 2002)*; *ResMed, Inc. (Sept. 4, 2002)*. This position is consistent with previous Staff positions that proposals addressing choice of accounting methods relate to a company's ordinary business operations and may be excluded on that basis. In addition, the Staff has consistently concurred that proposals addressing financial reporting and accounting policies not required by GAAP or by disclosure standards under applicable law may be excluded as relating to a company's ordinary business operations.

A. Choice of Accounting Methods

Statement of Financial Accounting Standards Number 123 ("SFAS 123") presents companies with a clear choice regarding how to account for stock-based employee compensation arrangements. The Proponent's Proposal seeks to alter the choice that has been made by management under SFAS 123 by requiring that the Company use the fair value-based method of accounting. The Staff has consistently concurred that proposals addressing choice of accounting methods are excludable under Rule 14a-8(i)(7). In *Zale Corporation (Sept. 4, 2002)* and *ResMed Inc. (Sept. 4, 2002)*, the Staff concurred that proposals that would require the company to record the annual cost of stock options granted to all employees on the company's income statement could be excluded as "relating to ordinary business operations (i.e., choice of accounting methods)." As discussed above, due to the requirement under SFAS 123 that all stock-based compensation be accounted for using the same method, the Proposal has essentially the same effect as those considered in the *Zale* and *ResMed* letters.

B. Financial Reporting and Accounting Policies Not Required by GAAP or by Disclosure Standards Under Applicable Law

Closely related to the discussion above is the Staff's consistent concurrence that proposals involving financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law are excludable under Rule 14a-8(i)(7) because they concern matters relating to the conduct of ordinary business operations. For example, in *American Stores Co. (Apr. 7, 1992)*, a stockholder proposed that the company's annual report to stockholders include earnings, profits, and losses for each subsidiary, and for each of its major retail operations. The Staff permitted exclusion of the proposal under the ordinary business exclusion because the proposal sought the reporting of information that was not required by GAAP or by disclosure standards under applicable law. See also *Minnesota Mining and Manufacturing Co. (Mar. 23, 1988)* (permitting, on the same basis, exclusion of a proposal that the company include an alternate gold standard summary in its annual report to stockholders); *Pacific Gas & Electric Co. (Dec. 13, 1989)* (permitting, on the same basis, exclusion of a proposal that requested, among other things, that the taxes and interest paid per share be included in the company's quarterly statements). As set forth in SFAS 123, the fair value-based method of accounting for stock-based employee compensation is not a required method, and consequently the Proposal involves financial reporting and accounting policies that are not required under GAAP.

II. The Proposal has been substantially implemented and, therefore, may be omitted under Rule 14a-8(i)(10).

The Proposal is also properly excludable under Rule 14a-8(i)(10). Under Rule 14a-8(i)(10), a registrant may exclude a proposal if the registrant has substantially implemented the proposal. The Staff has previously indicated that a proposal may be excluded under Rule 14a-8(i)(10) when "a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc. (March 28, 1991).*

The Proponent seeks inclusion of the cost of stock options as an expense on the Company's income statement. However, the Company already presents this information to its stockholders and the investment community. Specifically, in Footnote 14 to the financial statements on pages A-16 and A-17 of the Appendix to the Company's 2002 Annual Meeting Proxy Statement (copies of which are enclosed), the Company disclosed the Company's pro forma earnings and earnings per share as if the fair value-based method had been applied, computing the fair value of stock options under the Black-Scholes option pricing model. This disclosure is consistent with the disclosure-only provisions of SFAS 123 for Stock-Based Compensation. The Company also discloses detailed information about the number and characteristics of stock options that have been granted. Since the Company is already disclosing substantially the same information requested by the Proponent, we believe the Proposal may be excluded under Rule 14a-8(i)(10), as the Company has substantially implemented the Proposal.

Conclusion

For the foregoing reasons, the Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of the Proposal and this letter. In addition, a copy of this letter has been provided to the Proponent. Thank you in advance for your consideration.

Sincerely,



Sean X. McKessy
Securities Counsel

SX McKessy
Legal Services Division, AB7310
Telephone: 309-675-1094
Facsimile: 309-675-6620
Enclosure



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

November 1, 2002

VIA FAX AND U. S. MAIL

Mr. James B. Buda
Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629

Dear Sir:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Caterpillar's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2003.

The proposal relates to "**Stock Option Expensing**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 15,612 shares of Caterpillar common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2003 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the shareholders.

Sincerely yours,



Jerry J. O'Connor
Trustee

JOC:jl
Enclosure

Form 972

Option Expensing Proposal

Resolved, that the shareholders of Caterpillar ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

APPENDIX

CATERPILLAR INC.

GENERAL AND FINANCIAL INFORMATION

2001

NOTES *continued*
(Dollars in millions except per share data)

The weighted average interest rates on external short-term borrowings outstanding were:

	December 31,		
	2001	2000	1999
Notes payable to banks	**5.6%**	6.9%	5.3%
Commercial paper	**2.0%**	5.9%	5.5%
Other	**3.4%**	6.8%	5.8%

Please refer to Note 16 and Table IV on Page A-18 for fair value information on short-term borrowings.

13. Long-term debt

	December 31,		
	2001	2000	1999
Machinery and Engines:			
Notes — 9.375% due 2001	**$ —**	$ —	$ 184
Notes — 6.000% due 2003	**253**	252	252
Notes — 6.550% due 2011	**249**	—	—
Debentures — 9.000% due 2006	**211**	203	203
Debentures — 6.000% due 2007	**180**	162	154
Debentures — 7.250% due 2009	**321**	300	300
Debentures — 9.375% due 2011	**123**	123	123
Debentures — 9.750% due 2000-2019	**—**	139	184
Debentures — 9.375% due 2021	**236**	236	236
Debentures — 8.000% due 2023	**199**	199	199
Debentures — 6.625% due 2028	**299**	299	299
Debentures — 7.300% due 2031	**348**	—	—
Debentures — 7.375% due 2097	**297**	297	297
Medium-term notes	**26**	96	96
Capital lease obligations	**467**	474	508
Commercial paper supported by revolving credit agreements (Note 11)	**130**	—	—
Other	**153**	74	64
Total Machinery and Engines	**3,492**	2,854	3,099
Financial Products:			
Commercial paper supported by revolving credit agreements (Note 11)	**1,755**	2,732	2,244
Medium-term notes	**6,003**	5,687	4,524
Other	**41**	61	61
Total Financial Products	**7,799**	8,480	6,829
Total long-term debt due after one year	**$11,291**	$ 11,334	$ 9,928

Other than the debt of the *Financial Products* subsidiaries, all outstanding notes and debentures itemized above are unsecured direct obligations of Caterpillar Inc. The capital lease obligations are collateralized by leased manufacturing equipment and/or security deposits.

The 6% notes may be redeemed in whole at their principal amount if we are required to pay additional taxes or duties as a result of a change in tax law and that obligation cannot be reasonably avoided. In addition, if the identity of beneficial owners of the notes must be disclosed in certain circumstances, we would be required either to redeem the notes or satisfy the information disclosure requirement through the payment of certain taxes or charges. We may also purchase the 6% notes at any time in the open market.

The 6% debentures were sold at significant original issue discounts ($144). This issue is carried net of the unamortized portion of its discount, which is amortized as interest expense over the life of the issue. These debentures have a principal at maturity of $250 and an effective annual cost of 13.3%. We may redeem them, at our option, at an amount equal to the respective principal at maturity.

We may redeem the 6.55% notes and the 7.25%, 6.625%, 7.3%, and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

The medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. *Machinery and Engines* medium-term notes have maturities from nine months to 30 years. At December 31, 2001, these notes had a weighted average interest rate of 8.1% with two to three years remaining to maturity. *Financial Products* medium-term notes have a weighted average interest rate of 5.4% with remaining maturities up to 15 years at December 31, 2001.

The aggregate amounts of maturities of long-term debt during each of the years 2002 through 2006, including amounts due within one year and classified as current, are:

	December 31,				
	2002	2003	2004	2005	2006
Machinery and Engines	$ 73	$ 277	$ 47	$ 18	$ 353
Financial Products	3,058	3,141	812	406	2,581
	$ 3,131	$ 3,418	$ 859	$ 424	$ 2,934

Interest paid on short-term and long-term borrowings for 2001, 2000, and 1999 was $1,009, $930, and $796, respectively.

Please refer to Note 16 and Table IV on Page A-18 for fair value information on long-term debt.

14. Capital stock

A. Stock options

In 1996, stockholders approved a plan providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. This plan reserves 24,000,000 shares of common stock for issuance. Options vest at the rate of one-third per year over the three year period following the date of grant, and have a maximum term of 10 years. Common shares issued under stock options, including treasury shares reissued, totaled 693,444, 346,333, and 1,449,797, in 2001, 2000, and 1999, respectively.

Our plan grants options which have exercise prices equal to the average market price on the date of grant. We account for our stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense is recognized in association with these options. As required by Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," a summary of the pro forma net income and profit per share amounts is shown in Table III on Page A-17. Consistent with the requirements of SFAS 123, compensation expense related to grants made prior to 1995 has not been taken into consideration. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

Please refer to Table III on Page A-17 for additional financial information on our stock options.

B. Restricted stock

The 1996 Stock Option and Long-Term Incentive Plan permits the award of restricted stock to officers and other key employees, as well as non-employee directors. During 2001, 143,686 shares of restricted stock were awarded to officers and other key employees as Performance Awards, and 9,750 shares of restricted stock were granted to non-employee directors.

C. Stockholders' rights plan

We are authorized to issue 5,000,000 shares of preferred stock, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock of $1 par value. None of the preferred shares have been issued.

Stockholders would receive certain preferred stock purchase rights if someone acquired or announced a tender offer to acquire 15% or more of outstanding Caterpillar stock. In essence, those rights would permit each holder (other than the acquiring person) to purchase one share of Caterpillar stock at a 50% discount for every share owned. The rights, designed to protect the interests of Caterpillar stockholders during a takeover attempt, expire December 11, 2006.

TABLE III — Financial Information Related to Capital Stock

Changes in the status of common shares subject to issuance under options:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Fixed Options:						
Outstanding at beginning of year	**26,336,074**	**$ 44.49**	20,404,176	$ 45.90	18,439,777	$ 38.50
Granted to officers and key employees	**7,512,206**	**$ 53.53**	6,621,858	$ 38.41	4,937,132	$ 62.34
Granted to outside directors	**52,000**	**$ 45.51**	44,000	$ 43.75	52,000	$ 57.56
Exercised	**(1,273,361)**	**$ 23.64**	(543,090)	$ 19.49	(2,752,448)	$ 25.20
Lapsed	**(331,689)**	**$ 47.13**	(190,870)	$ 55.17	(272,285)	$ 54.39
Outstanding at end of year	**32,295,230**	**$ 47.34**	26,336,074	$ 44.49	20,404,176	$ 45.90
Options exercisable at year-end	**19,062,802**	**$ 45.74**	15,214,347	$ 42.47	11,655,668	$ 36.12
Weighted-average fair value of options granted during the year	**$ 14.56**		$ 10.92		$ 16.45	

Stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable	
Exercise Prices	# Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/01	Weighted-Average Exercise Price
$11.78-$16.44	487,820	0.5	$14.93	487,820	$14.93
$18.77-$26.77	1,413,685	2.1	$24.52	1,413,685	$24.52
$27.91-$39.19	10,411,671	6.7	$35.85	6,215,921	$34.13
$43.75-$62.34	19,982,054	7.6	$55.74	10,945,376	$56.45
	32,295,230	7.0	$47.34	19,062,802	$45.74

SFAS 123 pro forma net income and earnings per share:

	Years ended December 31, **2001**	2000	1999
Net Income:			
As reported	**$ 805**	$ 1,053	$ 946
Pro forma	**$ 748**	$ 1,008	$ 910
Profit per share of common stock:			
As reported:			
Basic	**$ 2.35**	$ 3.04	$ 2.66
Assuming dilution	**$ 2.32**	$ 3.02	$ 2.63
Pro forma:			
Basic	**$ 2.18**	$ 2.91	$ 2.56
Assuming dilution	**$ 2.17**	$ 2.90	$ 2.55

Weighted-average assumptions used in determining fair value of option grants:

	Grant Year **2001**	2000	1999
Dividend yield	**2.49%**	2.11%	2.07%
Expected volatility	**30.1%**	26.4%	24.4%
Risk-free interest rates	**4.88%**	6.20%	5.80%
Expected lives	**5 years**	5 years	5 years

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated December 5, 2002

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(7). Accordingly, Caterpillar may not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(10). Accordingly, Caterpillar may not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Jennifer Bowes
Attorney-Advisor